UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

8 March 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@coop.co.il

Blue Square Announces Appointment of New Chief Executive Officer and President

        ROSH HAAYIN, Israel, March 8, 2004 — Blue Square-Israel Ltd. (NYSE: BSI) announced today that following its announcement of February 10, 2004, the Board of Directors of Blue Square appointed, today, Mr. Gil Unger as Blue Square’s new Chief Executive Officer and president. Mr. Unger, who was one of the Directors in Blue Square, has submitted his resignation from the Board of Directors.

    Mr. Unger was the Chief Executive Officer of IKEA Israel from 2001 to 2004. From 2000 to 2001 Mr. Unger served as SVP Marketing & Commerce of Office Depot Israel and between 1998-2000 served as VP Marketing & Commerce of Visa Credit Cards. Previously, he held the position of Marketing Director of Israel’s largest, leading, chain of Drug stores (“Superpharm”) and later he served as President of Israel’s second largest chain of Drug stores (“New – Pharm”). Mr. Unger holds a B.A. degree in Economics from the Tel-Aviv University and his expertises are in the areas of finance, economics and marketing.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2002.